UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech notified by its corporate partner, Boston Scientific Corporation, of the 12-month follow-up data from its TAXUS IV clinical trial.  Boston Scientific made the announcement at the American Heart Association’s Scientific Sessions in Orlando.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 10, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Form 53-901F
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Monday, November 10, 2003

Item 3

Press Release

A press release providing notice of the material change was issued on November 10, 2003.

Item 4

Summary of Material Change

Angiotech notified by its corporate partner, Boston Scientific Corporation, of the 12-month follow-up data from its TAXUS IV clinical trial.  Boston Scientific made the announcement at the American Heart Association’s Scientific Sessions in Orlando.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 10th day of November, 2003.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
MONDAY NOVEMBER 10, 2003

ANGIOTECH PARTNER, BOSTON SCIENTIFIC ANNOUNCES 12-MONTH FOLLOW-UP DATA FROM TAXUS IV CLINICAL TRIAL

Low nine-month MACE, TLR and TVR rates maintained at 12 months

Vancouver, BC — Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), the original developer of the paclitaxel-coated stent technology, today was notified by its corporate partner, Boston Scientific Corporation, of the 12-month follow-up data from its TAXUS IV clinical trial.  The benefits reported at nine months -- for patients who received a paclitaxel-eluting stent compared to patients who received a bare-metal stent -- were maintained at 12 months. Boston Scientific made the announcement at the American Heart Association’s Scientific Sessions in Orlando.

The results supported safety and efficacy, as demonstrated by low rates of Major Adverse Cardiac Events (MACE), target vessel revascularization (TVR), and target lesion revascularization (TLR).  At 12 months, the TAXUS group reported a 10.6 percent MACE rate compared with 19.8 percent in the control group, a 6.8 percent TVR rate compared with 16.7 percent in the control group, and a 4.2 percent TLR rate compared with 14.7 percent in the control group.  The study’s primary endpoint was nine-month TVR (symptom-driven repeat revascularization of the target vessel).  The follow-up rate at 12 months was 97 percent.

By protocol, anti-platelet therapy was given for six months after a study stent was implanted.  There were no cardiac deaths, stent thromboses or myocardial infarctions between nine and 12 months in the TAXUS group. The 12-month results demonstrate lasting benefit in TAXUS patients six months after the discontinuation of anti-platelet therapy.

Diabetic patients (including insulin-requiring diabetics) also showed sustained benefits at 12 months in the TAXUS group.  Diabetic patients are more likely than non-diabetic patients to experience restenosis following angioplasty and stenting with bare-metal stents, and may stand to benefit substantially from drug-eluting stent technology.  Diabetic patients are expected to represent approximately 40 percent of coronary interventions.

“We have now reported the lowest nine-month and 12-month TVR and TLR rates ever reported in a U.S. drug-eluting stent trial,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific.  “Today’s results demonstrate a durable response that shows the nine-month benefits are solidly sustained at 12 months.”

“The TAXUS IV results at one year are striking and offer further evidence that paclitaxel-eluting stent technology is safe and effective,” said Gregg W. Stone, M.D., the study’s Principal Investigator and Vice Chairman of The Cardiovascular Research Foundation at the Lenox Hill Heart and Vascular Institute in New York.  “The separation of events favoring the TAXUS stent over its bare-metal counterpart continues to significantly spread between nine and 12 months, further enhancing the clinical benefit of this device to patients as the duration of clinical follow-up lengthens.  Moreover, the TAXUS stent appears extremely safe, with no cardiac deaths, stent thromboses, or myocardial infarctions between nine and 12 months in the patients treated with TAXUS.”

“The TVR and TLR rates reported today, for diabetics as well as the overall study population, were outstanding and clearly indicate that the TAXUS stent system has raised the bar in the treatment of coronary artery disease,” said Stephen G. Ellis, M.D., the trial’s Co-Principal Investigator and Director of the Sones Cardiac Catheterization Laboratories at the Cleveland Clinic.  “Today’s announcement is another advance in the ongoing evolution of the TAXUS paclitaxel-eluting stent technology.”

TAXUS IV is a randomized, double-blind pivotal trial designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent system in reducing restenosis in de novo lesions 10 – 28 mm in length and 2.5 – 3.75 mm in diameter.  The study, which enrolled 1,326 patients at 73 sites in the United States, is using Boston Scientific’s TAXUS™ Express™ coronary stent system.  This system is built on the Express™ coronary stent system, which offers excellent deliverability to the treatment site and superb conformability to the vessel wall.

The TAXUS technology is Boston Scientific’s proprietary polymer-based, paclitaxel-eluting stent system for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting.  Boston Scientific launched the TAXUS™ Express2™ paclitaxel-eluting coronary stent system in Europe and other international markets in February and is the leader in those markets today.  The TAXUS stent system is not available for sale in the United States, pending approval by the FDA.  The FDA has scheduled a November 20 special panel meeting to review the Company’s Pre-Market Application for its TAXUS Express2 paclitaxel-eluting coronary stent system.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.

Angiotech is in the business of enhancing the performance of medical devices and surgical implants through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676